NEWS
Rodolfo Gaona No. 86 Piso 4
Col. Lomas de Sotelo
Mexico, D.F. 11200
FOR IMMEDIATE RELEASE
CONCILIADOR FILES EXECUTED RESTRUCTURING PLAN WITH
MEXICAN BANKRUPTCY COURT
MEXICO CITY – June 2, 2006 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”), Mexico’s leading satellite service provider, announced today that, Thomas Heather, the Conciliador in the Company’s pending Concurso Mercantil proceeding, filed a plan (Convenio Concursal) on June 1, 2006, with the Mexican court where the Company’s Concurso Mercantil proceeding is pending setting forth the Company’s restructuring. The plan (Convenio Concursal), which was submitted to Satmex’s recognized creditors on May 4, 2006 and made public on May 11, 2006, was executed by more than the requisite creditors necessary to approve the plan under the Concurso law. The plan (Convenio Concursal) sets forth the terms of the restructuring and provides for final implementation of the restructuring through a “pre-arranged” plan of reorganization in a case under chapter 11 of the U.S. Bankruptcy Code.
The plan reflects the terms of the restructuring agreed to by the Company and certain of its equity holders and creditors in the Restructuring Agreement dated March 31, 2006. The restructuring is subject to a number of timing and other conditions, including the receipt of necessary governmental regulatory and judicial approvals and there can be no assurance that all such conditions will be satisfied.
In addition, more than two-thirds of the holders of the Senior Secured Floating Rate Notes due 2004 and more than two-thirds of the holders of the 10 1/8 percent Senior Notes due 2004 have now committed to support the previously announced restructuring.
Satmex may issue further information regarding the status of the restructuring in the future.
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CONTACTS:
Cynthia Pelini, CFO, Satmex at +5255-2629-5808, or Thomas Heather, as Conciliador, at +5255-5540-9600.
www.satmex.com
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